Mail Stop 7010

January 12, 2006


Via U.S. mail and facsimile

Mr. James D. Morris
Chief Executive Officer
Pregis Corporation
1900 West Field Court
Lake Forest, IL 60045

Re: 	Pregis Corporation
Registration Statement on Form S-4
Filed December 15, 2005
File No. 333-130353 and 333-130353-01 through 04

Dear Mr. Morris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. If you intend to rely on the position the staff took in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters, please provide us with a supplemental letter indicating that you are registering your exchange offer in reliance on our position contained in these letters and also include the representations contained in Morgan Stanley & Co., Inc. (June 5,
1991) and Shearman & Sterling (July 2, 1993).
2. To the extent additional subsidiaries of your company come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements and the signature pages accordingly.

3. Please disclose the information required by Item 19(a)(4) of Form
S-4.

Cover Page of Prospectus

4. Your cover page contains information that is not required by Item
501 of Regulation S-K and is not key to an investment decision.
Please revise to reduce the amount of information on your cover page.

5. As currently represented, your exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be
the 20th business day following the commencement of your exchange offer. See Question and Answer 8 set forth in SEC Release 34-16623
(March 5, 1980). Please supplementally confirm that your exchange offer will be open at least through midnight on the 20th business day. See Rule 14d-1(g)(3) of the Exchange Act.

Table of Contents, page i

6. Please delete the glossary of terms. In this regard, we note that these definitions should be clear from the context so that investors are not required to learn a new vocabulary. In addition, please revise the forepart of your registration statement to remove or revise other definitions that are not clear the context. For example, see the defined terms "GPP" and "ESP" on page 1.

Where You Can Find More Information, page iii

7. Please relocate this section and the section entitled
"Cautionary
Note Regarding Forward-Looking Statements" to more appropriate locations in your prospectus, as the prospectus summary should immediately follow the table of contents.

8. We note the disclosure in the fourth and fifth sentences of the first paragraph. The disclosure in your prospectus regarding any contract, agreement or other document should be materially complete.
Please revise accordingly.

Cautionary Note Regarding Forward-Looking Statements, page iv

9. Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to company statements made in connection with a tender offer or made by a registrant that is not subject to the reporting requirements of either Section 13(a) or
Section 15(d) of the Exchange Act. Please either delete the safe harbors reference or state that the safe harbor does not apply to those statements made in connection with your exchange offer. See Sections 27A(b)(2)(C) and (D) of the Securities Act and Sections 21E(b)(2)(C) and (D) of the Exchange Act.

Prospectus Summary, page 1

10. Please revise to provide a more balanced description of your business, including a discussion of your leveraged position.

The Sponsor, page 4

11. Please revise this section to eliminate the disclosure that does little more than market AEA and its business.

Interest, page 7

12. Please quantify the interest rate on the floating rate notes as of the most recent practicable date.

Collateral for Senior Secured Floating Rate Exchange Notes, page 8

13. Please provide the book value of the assets that are securing the exchange notes as of the date of the latest financial statements in the prospectus. You should update this figure in your subsequent periodic reports for as long as the exchange notes are secured.

14. We note that all of the capital stock or other securities of your
and the guarantors` existing or future direct or indirect domestic subsidiaries and 66% of the stock or other securities of your and the guarantors` existing and future direct foreign subsidiaries but only
to the extent that the inclusion of such capital stick or other securities will mean that the par value, book value as carried by the subsidiaries or market value (whichever is greater) of any such capital stock or other securities of any subsidiary is not equal to or grater than 20% of the aggregate principal amount of senior
secured floating rate exchange notes outstanding.    Based on the
nature of this collateral agreement, we believe that a clear understanding of the collateral pool is necessary. Please revise MD&A to address the following, in the Form S-4 and in subsequent exchange act filings:

* Provide a reasonable description of the collateral clause.
* List each company that constitutes collateral under the agreement.
* List each company that does not constitute collateral under the agreement.
* Disclose how you determined the book value and market value of each company.
* Disclose the book value and market value of each company.
* Disclose the amount of changes in the values for each company that could result in that company moving into, or out of the collateral pool and address any known trends in this regard.

Summary Historical Financial and Other Data, page 12

15. We have the following comments regarding your use of EBITDA.

* Based on your disclosures, it is unclear whether you also use EBITDA to evaluate your liquidity. In this regard, we note your disclosures that "We believe that issuers of "high yield" securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations." and "Moreover, EBIDTA does not necessarily indicate whether cash flows will be sufficient to fund cash needs, including debt service obligations." Please delete these statements and all other references to EBITDA as a liquidity measure unless you use this nonGAAP measure in this manner. If you do use the non-GAAP measure EBITDA as a liquidity measure, please revise your disclosures to clarify this fact and reconcile your non-GAAP liquidity measure to your most directly comparable GAAP liquidity measure.

* With regard to your use of EBITDA a performance measure, expand your discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, include:

* the economic substance behind your decision to use such a measure;

* the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure; and

* the manner in which you compensate for these limitations when using the non-GAAP measure.

Risk Factors, page 14

16. Please delete the second and third sentences of your introductory paragraph, as you must disclose all risks that you believe are material at this time and may not qualify your risk factor disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No.
7A,
sample comment #30.

Our substantial indebtedness could adversely affect..., page 14

17. We note your disclosure in the last paragraph of this risk factor. Please quantify your annual debt service costs and the impact of an interest rate change on these costs. For example, what would be the impact of a one percent increase in your interest rates?

We are a holding company, page 16

18. Please describe in greater detail the restrictions referenced in the last sentence of this risk factor.

You may have difficulty selling the outstanding notes..., page 19

19. We note the disclosure in the last paragraph. Please disclose the risk in under this subheading, rather than refer investors to the relevant section of your prospectus.

Rights of holders in the collateral may be adversely affected..., page 20

20. If material, please provide the book value of the collateral that is subject to the "one-action rule."

You may face foreign exchange risks or tax consequences..., page
23

21. The risk relating to tax consequences appears to be a material risk that should be disclosed under its own descriptive subheading.
In addition, you should discuss this risk under the new subheading, rather than refer investors to the relevant section of your prospectus. Please revise accordingly.

We face competition..., page 24

22. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that the risk described under this subheading could apply to nearly any issuer. Please revise to clearly explain how this risk specifically applies to you. Please also comply with this comment in risk factors 27, 28, 29, 30, 31, 32, 34, 36, 39
and
40.

The cost of complying with laws relating to the protection..., page
27

23. Please quantify the risk discussed in this risk factor.

The Acquisition, page 31

24. Please file each of the agreements discussed in this section as an exhibit to your registration statement.

Note (3) to the Unaudited Pro Forma Condensed Balance Sheet, page
35

25. We note that the final purchase price allocation has not been made and that currently the excess purchase price over the fair value of net assets acquired has been allocated to goodwill. Please expand your disclosure to provide a sensitivity analysis so that a reader can understand the impact on your pro forma results of operations if any of the purchase price is allocated to tangible or intangible assets and the effects of amortization periods assigned to these assets.

26. As indicated in Note 11 to Pregis` audited financial statements on page F-18 we note that the United States employees of GPP are participants in Pactiv`s United States pension plan and since GPP is not a sponsor of these plans all of the assets and liabilities of these plans are accounted for in Pactiv`s financial statements. We also note that the historical financial statements of Pregis include the pension expense allocated to it by Pactiv. Please clarify whether the United States employees of GPP will continue to participate in Pactiv`s United States Pension Plan. Address the need to provide any material pro forma adjustments with regard to whether or not these employees will continue to participate in Pactiv`s pension plans.

27. Expand your disclosures to clarify how the Transition Services and Lease Agreements with Pactiv, Non-Competition Agreement and
Purchase Agreements have impacted your pro forma financial statements. If these agreements have not impacted your pro forma financial statements, indicate why not.

28. Expand your disclosures to clarify why the Employment
Agreements
and Equity Plans on pages 71 and 72 do not appear to have impacted your pro forma financial statements.


Selected Combined Financial and Other Data, page 43

29. Please revise to provide the data for your fiscal year ended
December 31, 2000.  See Item 301(a) of Regulation S-K.

30. Disclose your pro forma Ratio of Earnings to Fixed Charges as required by Item 503(d) of Regulation S-K or tell us why such information is not required.

Comparison of nine months ended September 30, 2005 and September
30,
2004, page 48

31. Your results of operations discusses two or more factors that contributed to year over year changes in line items, however your discussion should quantify each of the factors. In this regard, you disclose that the SG&A increased as a result of higher employee costs and legal expenses, however your discussion does not quantity the impact of these factors that contributed to the year over year increase. Refer to FRR No. 36 - 501.04. Additionally disclosure further details about the litigation you refer to, how much you have accrued to date and any additional charges you expect to incur for this litigation.

32. Since your segment footnote discloses that management evaluates various income statement line items, including operating income or loss by segment, please revise to provide related MD&A segment discussion. Analysis of segment data where a segment contributes in a disproportionate way to income or loss should be presented pursuant to Codified FRR 501.06.a. Known trends, demands, commitments, events or uncertainties within a segment among the factors used by management to evaluate that segment should be discussed in MD&A. This comment is also applicable to your comparison of the three years ended December 31, 2004.

33. We note that since 2002 your margins have been slowly decreasing.
Tell us and expand your disclosure to discuss the factors that have contributed to this gradual decrease in margins. Your current disclosure only discusses rising raw material costs, however, these costs appear to be offset by cost savings from your restructuring program.

34. With regards to your 2004 restructuring program, MD&A should be revised to include the following:

* A complete description of the program identifying the specific activities that were affected, the assets that were written off and quantification of the employees that will be terminated or relocated.

* If anticipated reductions in costs are reasonably likely to be offset to some degree by reduced revenues or increases in other expenses, this should be discussed and quantified to the extent practicable.

* Where benefits of the restructuring are not realized in the amounts or periods originally anticipated, MD&A should discuss the causes and consequences of not realizing the benefits.

Prospective, page 52

35. Please disclose whether you are in compliance with the restrictive covenants under your credit facility, senior secured notes and senior subordinated notes and the impact these will have on your interest expense.

Use of Adjusted EBITDA, page 55

36. We note that you present Adjusted EBITDA because "Consolidated Cash Flows" is a material component of certain covenants contained in your indentures and because Adjusted EBITDA is a measure used to evaluate the Company`s performance. Please revise your disclosure for the following information regarding your presentation of Adjusted
EBITDA:

* Debt covenant measure: You indicate that you have presented Adjusted EBITDA because it is a material component of certain covenants and you believe such covenants are material. Since you believe these covenants are material, please identify and present the material covenants. For example, you should present the ratio of Consolidated Cash Flows to interest expense. You should discuss how your calculated ratio compares to the covenant threshold of 2.1. If your ratio is less than 2.1 you should discuss what you mean by "only if the indebtedness falls into specified baskets." Your disclosure should not present "Consolidated Cash Flows" (i.e. Adjusted EBITDA) as this measure is only a component of your material covenants. In addition, you must provide the disclosures required by Question10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

* Performance measure:  You must meet the burden of demonstrating the
appropriateness and usefulness of this non-GAAP measure. Supplementally demonstrate the appropriateness of eliminating the restructuring charges, pension expense and estimated incremental
savings from your non-GAAP performance measure.   Clarify whether
you
believe these charges are non-recurring or recurring and with reference to Item 10(e) of Regulation S-K and The Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, demonstrate the appropriateness of using your non-GAAP measure as a performance measure. If you are able to demonstrate the appropriateness of this non-GAAP measure, expand your disclosures to provide a comprehensive discussion that identifies the substantive reasons why you believe your non-GAAP measure provides useful information to investors. Your revised disclosure should specifically address how your elimination of any restructuring charges, pension expense or incremental savings could result in a meaningful performance measure. If you are able to meet this burden of demonstrating the usefulness of this non-GAAP measure, you must also provide all the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. In this regard, it appears to us that the limitations regarding the use of this measure appear to more closely relate to its use as of liquidity measure.

Contractual Obligations, page 55

37. Include your interest commitments under your interest-bearing debt in your contractual obligation table on page 55, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.
Refer to footnote 46 to Release 33-8350 "Interpretation:
Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations."

Business, page 58

38. Please disclose the information required by Item 101(c)(viii) of
Regulation S-K.

Industry Overview, page 58

39. Please disclose the basis for the figures cited throughout this section.

Research and Development, page 63

40. Please disclose the amount your company spent on research and development for each of the years ended December 31, 2003 and 2002.
See Item 101(c)(xi) of Regulation S-K.

Intellectual Property, page 65

41. Please disclose when your material intellectual property rights will terminate.
Environmental Matters, page 65

42. Please disclose the information required by Item 101(c)(xii) of
Regulation S-K.

Legal Proceedings, page 66

43. We note the disclosure in the second and third paragraphs.
Please add risk factor disclosure regarding the risks arising from this litigation and quantify the damages sought.

Executive Compensation, page 69

44. We note the disclosure under the headings "Pension Plan" on pages
F-17 and F-43.  Please provide the information required by Item
402(f) of Regulation S-K.

Option Grants In Fiscal Year 2005, page 70

45. Please clarify whether the options were issued at fair market value.

46. Please explain in reasonable detail the valuation method you have elected to use with respect to calculating the values in each table.

Employment Agreements, page 71

47. Please file each employment and separation agreement discussed in this section as an exhibit to your registration statement.

2005 Stock Option Plan, page 72

48. We note the disclosure in the first sentence of the second paragraph. Please clarify whether you have adopted the option plan.

Security Ownership of Certain Beneficial Owners and Management,
page
74

49. We note the disclosure in the second sentence of the introductory paragraph. It appears that the acquisition has been consummated.
Please revise in this section and throughout your document accordingly.

Certain Relationships and Related Transactions, page 75

50. Please state whether you believe that the transaction described in this section is on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.
51. Please identify the three directors who are investors in AEA
Investors Funds.

Senior Secured Credit Facilities, page 76

52. Please revise the second sentence of the introductory paragraph to remove the statement indicating that your summary is subject to and qualified by reference to the agreement, as it is inconsistent with Rule 411 of Regulation C.

The Exchange Offer, page 78

53. Please apply the comments on this section set forth below to the section entitled "Summary of the Exchange Offer" on page 5 and to
Exhibit 99.1.

Terms of the Exchange Offer, page 78

54. We note your reservation of the right to amend the terms of your exchange offer. Please revise to indicate that in the event of a material change in your exchange offer, including the waiver of a material condition, you will extend the exchange offer period if necessary so that at least five business days remain in your exchange offer following notice of the material change.

55. We note that you will return unaccepted notes "as promptly as practicable." Rule 14e-1(c) requires that you exchange or return the notes "promptly" upon expiration or termination of your exchange offer, as applicable. Please revise your language in this section and throughout your document accordingly. See, for example and without limitation, the last sentence of the last paragraph of this section and the seventh sentence of the last paragraph of the section entitled "Withdrawal Rights" on page 82.

56. We note that you reserve the right to "delay accepting any outstanding notes." Please clarify the circumstances in which you would delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state.

How to Tender Outstanding Notes for Exchange, page 79

57. We note the disclosure in the third bullet point at the top of page 80. Please explain the circumstances under which you would treat note holders differently.

Conditions to the Exchange Offer, page 82

58. We note the disclosure in first sentence of the first paragraph.
All conditions, except those related to the receipt of government regulatory approvals necessary to consummate your exchange offer, must be satisfied or waived at or before the expiration of your exchange offer, not merely before acceptance of the notes for exchange. Please revise accordingly.

59. We note that one of the conditions to your exchange offer is that the acceptance or issuance of notes would not violate any applicable law or any interpretation of the staff of the SEC. Please confirm your understanding that these items are not regulatory approvals and, therefore, conditions relating to these items must be satisfied or waived prior to expiration of your exchange offer.

60. We note the disclosure in the second paragraph. You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive a condition to your exchange offer by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform note holders of the waiver. Please confirm your understanding supplementally.

Description of Senior Secured Floating Rate Exchange Notes, page
85
Description of Senior Subordinated Exchange Notes, page 136

61. Please revise the second paragraph to remove the implication that investors do not have rights relating to the description of the notes in your prospectus.

Legal Matters, page 196

62. Please identify counsel who will pass on the validity of the guarantees.

Combined Statements of Financial Position, page F-4

63. We note that you have an inventory valuation allowance recorded at each balance sheet date. Expand Management`s Discussion and Analysis to identify the nature of the inventory for which you have recorded a reserve and indicate the current status of this inventory
(e.g., abandoned or sold). If this inventory is still on hand, we remind you that if you sell this inventory in future periods, your MD&A disclosure should reflect the impact the subsequent sales had on your gross margins and earnings.

Combined Statements of Cash Flows, page F-5

64. With reference to your disclosures in Note 3 Related Party Transactions, help us to understand the appropriateness of your presentation of the cash flows associated with your Pactiv transactions. Provide supplementally and expand your disclosures to provide a comprehensive discussion of the activities included in Capital Distributions, net and Capital Contributions, net for each period presented. Identify whether these transactions were cash or noncash. Support your basis for including each activity net within
Capital Distributions, net and Capital Contributions, net within financing activities.

65. We note that your accounts receivable, affiliates increased
50%
over the prior period. Please clarify the nature of transactions included in this account as well as your accounts payable, affiliates account and your basis for including the changes in these accounts within cash flows from operating activities within your statements of cash flows.

Note 2. Summary of Accounting Policies- Goodwill and Intangibles, net, page F-9

66. We note that in determining the fair value of tangible assets, you obtain appraisals from independent valuation firms. Please revise to identify the independent valuation firms and provide their consents in the Form S-4 as required by Section 436(b) of Regulation
C.  Otherwise delete your reference to these firms.

Note 12. Commitments and Contingencies - Legal Matters, page F-21

67. You indicate that the actual outcomes may be different than expected and could have a material effect on the company`s results of operations or cash flows in a particular period. Reconcile this disclosure to your disclosure on page 66 which indicates that lawsuits, proceedings, and actions are not expected, individually or in the aggregate, to have a material adverse effect on your financial conditions or results of operations.

Note 13.  Segment and Geographic Information, page F-22

68. You disclose that you operate in four segments, one of which is
Protective packaging. However, we note that your Protective packaging segment includes your Hexacomb product line, which is a specialized product that has a dedicated sales staff and separate President that oversees operations. Please tell us the factors used to identify the Company`s reportable segments and explain why you believe that Hexacomb is not a separate reportable segment pursuant to paragraphs 10-17 of SFAS No. 131. See also paragraph 26 of SFAS
131.

Note 18. Combining Financial Information of Guarantor
Subsidiaries,
page F-27

69. Your disclosure regarding your guarantor subsidiaries indicates that they are wholly- owned subsidiaries. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation
S-X. Revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Item 20. Indemnification of Directors and Officers, page II-1

70. We note that you have provided the required disclosure for your company and one guarantor, Pregis Holding II Corporation. You must provide the required disclosure for each co-registrant. Please revise accordingly.

Item 21. Exhibits and Financial Statement Schedules, page II-1

71. Please file as promptly as practicable each of the exhibits required by Item 601 of Regulation S-K, in particular Exhibit 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Item 22. Undertakings, page II-3

72. Please delete the undertaking set forth in paragraph (6), as you are not permitted to incorporate by reference into your prospectus.

73. Please delete the undertaking set forth in paragraph (5), as this undertaking does not apply to your offering.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, Chris Edwards, Special Counsel, at (202)
551-3742 with any questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Mr. Michael A. Levitt
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

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Mr. James D. Morris
Pregis Corporation
January 12, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE